Exhibit 99.1

Geac Sells Interealty Business to The First American Corporation

Company divests non-core asset to continue targeted focus on enhancing Performance Management integration and sales

MARKHAM, Ontario and WALTHAM, Mass., October 3, 2005 – Geac® (TSX:GAC, NASDAQ:GEAC) today announced that it has sold in an all cash sale of US$35 million its Interealty division, which specializes in Web-based applications for realtors, to The First American Corporation (NYSE:FAF), a Fortune 500 business information provider. Interealty will be added to First American Residential Group, a subsidiary business line established by First American in 2002 to address the real estate brokerage, multiple listing service (MLS) and relocation market segments with the full array of First American capabilities.

Interealty is a leading service provider to the residential retail real estate market with innovative products such as its MLS systems, MLXchange and MLXchange Professional.  Over the past several years, Geac’s management team has revitalized the Interealty business and significantly improved operating performance.  However, Geac recognizes that by focusing on its core Performance Management strategy, it can best achieve the highest value for its customers, shareholders and other stakeholders.

“While a formidable player in the residential retail real estate market, Interealty is not core to our Performance Management integration strategy.  It is, however, a complementary and strategic asset for First American’s business,” said Charles Jones, President and CEO of Geac.  “Geac is increasingly focused on how its Performance Management technology can integrate with existing Geac applications to assist in differentiating our many product lines.  We have seen particular success with Geac product integration initiatives across our Enterprise Applications business and within the Industry Specific Applications – including integration with our Local Government and Commercial Systems Divisions and market opportunities identified for our Restaurants Division.  Geac is also focused on how these important applications can integrate with non-Geac products to provide world class financial management solutions on a broad base of existing transaction and operating systems. With both Geac and non-Geac product integration initiatives, we have witnessed sales of our Performance Management suite increase with existing and new customers.”

Mr. Jones continued, “Today’s sale is also a strong example of our ability to turn around challenged businesses and to achieve solid market value for non-strategic assets.  Two years ago, Interealty was in decline and losing money.  Through the strong focus of Geac management and the extraordinary efforts of the Interealty team, we have transformed this business.  We have sold Interealty, a non-strategic asset to Geac, in an all cash transaction valued at a multiple of 1.5 times trailing revenues to a Fortune 500 company that will provide increasing strategic opportunities for this thriving enterprise and its dedicated and talented employee base.

Headquartered in Santa Ana, Calif., First American Residential Group, Inc., provides service, technology, outsourcing and product solutions to members of the real estate and relocation industries.  Working in concert with other First American units, the company provides a comprehensive portfolio of residential real estate services including transaction management, title insurance, home warranty, appraisal and relocation services.

“We’re pleased to bring aboard the leading products and strong people of Geac’s Interealty business,” said Stephen C. Roney, president and chief executive officer of First American Residential Group. “We are equally delighted to welcome their many customers to the unparalleled tradition, innovation and standard of care that are the hallmarks of First American.”

The US$35 million purchase price is subject to a post-closing working capital and capital expenditure adjustment as of the closing date.  Under the terms of the agreement, Geac will provide certain transitional services after the close of the transaction.  Employees of Interealty will be offered employment with First American Residential Group, and Interealty’s management, office locations, company name and product brands will remain unchanged.

About First American

The First American Corporation (NYSE: FAF), a Fortune 500 company that traces its history to 1889, is the nation’s largest data provider. First American combines advanced analytics with its vast data resources to supply businesses and consumers with valuable information products to support the major economic events of people’s lives, such as getting a job, renting an apartment, buying a car or house, securing a mortgage and opening or buying a business. The First American Family of Companies, many of which command leading market share positions in their respective industries, operate within six primary business segments, including: Title Insurance and Services, Specialty Insurance, Mortgage Information, Property Information, Credit Information and Screening Information. With revenues of $6.72 billion in 2004, First American has approximately 2,000 offices throughout the United States and abroad. More information about the company and an archive of its press releases can be found at www.firstam.com.

About Interealty

Interealty, a division of Geac, is a premier provider of Multiple Listing Service (MLS) systems and real estate software in North America.  Interealty offers a full line of technology products and support services to the real estate industry, including MLS organizations, franchisors, and agents.  For more than three decades, Interealty has provided North America’s leading real estate boards and associations with innovative products like its leading MLS system, MLXchange.  Headquartered in Vienna, Virginia, Interealty has offices throughout North America.

About Geac

Geac (TSX: GAC, NASDAQ:GEAC) is a global enterprise software company that addresses the needs of the Chief Financial Officer. Geac’s best-in-class technology products and services help organizations do more with less in an increasingly competitive environment, amidst growing regulatory pressure, and in response to other business issues confronting the CFO. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

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This press release may contain forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac undertakes no obligation to update or revise the information contained herein.  Important factors that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from new license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guaranties; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators.  Please refer to Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com for more information on risk factors that could cause actual results to differ. Geac is a registered trademark of Geac Computer Corporation Limited. All other marks are trademarks of their respective owners.

Investor and Media Contact:

Alys Scott

Geac

508.871.5854

alys.scott@geac.com